Exhibit 99.1

CLEAR STRATEGIES AND STRONG PARTNERSHIPS

SET BARRICK UP TO OUTPERFORM, SAYS BRISTOW

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

TORONTO, February 14, 2024 — A strong finish to 2023 boosted Barrick’s full-year gold production to 4.05 million ounces and its copper output to 420 million pounds1 while its Tier One2 gold mines capitalized on a record gold price to deliver a robust financial performance.

Commenting on the annual results here today, president and chief executive Mark Bristow said despite picking up the pace in the latter half of the year, Barrick couldn’t quite make up for the challenges it faced in the first half, and gold production fell slightly short of the annual guidance as flagged with the Q3 results. Nevada Gold Mines had a stronger fourth quarter on the back of higher grades and operational improvements, while Pueblo Viejo advanced the commissioning of the expansion plant, addressing most of the equipment failures.

“In true Barrick fashion, we kept our focus, dealt with the challenges, progressed our long-term strategic plans and delivered on some of our key objectives. Most significantly, we have sustained our industry-leading organic growth outlook and are still projecting a 30% increase in gold equivalent3 production by the end of this decade,” he said.

The 2023 financial results again demonstrated the ability of Barrick’s peerless asset portfolio to create value, Bristow said. Operating cash flows increased year-on-year by 7% to $3.7 billion and free cash flow4 was up by 50% at $646 million. Net earnings increased by 200% to $0.72 per share, and adjusted net earnings5 increased by 12% to $0.84 per share, while the quarterly dividend was maintained at 10 cents per share. Barrick has one of the strongest balance sheets in the industry with almost no net debt.6

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q4 2023	Q3 2023	2023	2022

Realized gold price[1,8] ($ per ounce)	1,986	1,928	1,948	1,795

Realized copper price[1,8] ($ per pound)	3.78	3.78	3.85	3.85

Net earnings[9] ($ millions)	479	368	1,272	432

Adjusted net earnings[5] ($ millions)	466	418	1,467	1,326

Net cash provided by operating activities ($ millions)	997	1,127	3,732	3,481

Free cash flow[4] ($ millions)	136	359	646	432

Net earnings per share ($)	0.27	0.21	0.72	0.24

Adjusted net earnings per share[5] ($)	0.27	0.24	0.84	0.75

Attributable capital expenditures[10] ($ millions)	660	589	2,363	2,417

Operating Results	Q4 2023	Q3 2023	2023	2022

Gold

Production[1] (thousands of ounces)	1,054	1,039	4,054	4,141

Cost of sales[1,11] ($ per ounce)	1,359	1,277	1,334	1,241

Total cash costs[1,12] ($ per ounce)	982	912	960	862

All-in sustaining costs[1,12] ($ per ounce)	1,364	1,255	1,335	1,222

Copper

Production[1] (millions of pounds)	113	112	420	440

Cost of sales[1,11] ($ per pound)	2.92	2.68	2.90	2.43

C1 cash costs[1,13] ($ per pound)	2.17	2.05	2.28	1.89

All-in sustaining costs[1,13] ($ per pound)	3.12	3.23	3.21	3.18

Financial Position	As at 12/31/23	As at 9/30/23	As at 12/31/23	As at 12/31/22

Debt (current and long- term) ($ millions)	4,726	4,775	4,726	4,782

Cash and equivalents ($ millions)	4,148	4,261	4,148	4,440

Debt, net of cash ($ millions)	578	514	578	342

Best Assets

Group 2023 reserve depletion replacement: 109% gold, 124% copper, 112% gold equivalent ounces[7]

Since 2019, Barrick has added almost 29 million ounces of attributable proven and probable gold reserves (44 million ounces on a 100% basis across Barrick managed assets)[14]

Mining and processing operations resume at Porgera, with first gold production targeted in Q1 2024

Higher Q4 gold production delivers full year gold production of 4.05 million ounces[1]

Highest annual production for Cortez in last four years

Annual production at Turquoise Ridge 12% higher versus 2022 on the back of improved underground and plant availability and recoveries

Veladero delivers a strong full-year performance, beating production and cost guidance

Another strong quarter for copper production results in full year copper production of 420 million pounds[1]

Africa & Middle East region delivers on guidance for fifth consecutive year

Leader in Sustainability

Year-on-year improvement in LTIFR (21%) and TRIFR (12%)[15]

Exceeded water efficiency target (recycling and reuse) for the year

Annual reclamation and rehabilitation targets exceeded

Pueblo Viejo supports local communities following devastating 1-in-500-year tropical storm event

Reko Diq delivers on its commitment to responsible development of the mega-project, hitting its first-year Community Development targets

Delivering Value

7% increase in operating cash flow versus 2022 to $3.7 billion for the year

Free cash flow[4] higher by 50% to $646 million for 2023

Increase in net earnings per share and adjusted net earnings per share[5] to $0.27 for the quarter

$0.10 per share dividend declared

BARRICK YEAR-END 2023	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Barrick also maintained its record of substantial reserve growth, replacing 109% of its gold reserve depletion and 124% of copper depletion. Since 2019, the continuing success of its brownfields exploration programs has added almost 29 million ounces of attributable proven and probable gold reserves. On a 100% basis across all Barrick-managed properties, this represents an addition of 44 million reserve ounces.14

And importantly, just before the end of the year, Nevada’s Cortez received the U.S. government’s Record of Decision for the Goldrush project and immediately started work on its surface infrastructure accesses. Goldrush is forecast to produce approximately 130,000 ounces of gold this year, rising to 400,000 by 2028.16 The adjoining Barrick-owned Fourmile project is also believed to have Tier One potential with more work and drilling scheduled to advance this project to a PFS decision by the end of 2024.

In the Dominican Republic, the commissioning of the Pueblo Viejo expansion project is on track to be ramped up in Q2 2024 after reconstruction of the feed conveyor. The project is designed to transform Pueblo Viejo into a mine capable of sustaining average annual gold production of more than 800,000 ounces beyond 2040.17 Feasibility work advanced on the giant Reko Diq copper-gold project in Pakistan and the Lumwana Super Pit project in Zambia—both targeting production in 2028. These projects will rank among the world’s largest copper mines, significantly advancing Barrick’s strategic objective of increasing the size and enhancing the quality of its growing copper portfolio.

“If you revisit the strategy we published at the time of the merger five years ago, it’s clear that we’ve met all the targets we set ourselves under the three main headings of asset quality, operational excellence and sustainable profitability. The mining industry is now entering a new era dominated by the demand for the so-called critical minerals and metals, often led by promoters rather than by responsible miners. To survive and grow in this new dynamic will need clear strategies and strong partnerships—both core to Barrick. That is why I believe we’ll continue to demonstrate that our long-term vision differentiates us from our peers and sets us up to outperform them,” Bristow said.

Q4 and Full Year 2023 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

The webinar and presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Barrick Declares Q4 Dividend

Barrick today announced the declaration of a dividend of $0.10 per share for the fourth quarter of 2023.

The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q4 2023 dividend will be paid on March 15, 2024 to shareholders of record at the close of business on February 29, 2024.

“The performance of our business and the continued strength of our balance sheet allowed us to maintain the distribution of a robust dividend to our shareholders in 2023, whilst still ensuring Barrick has adequate liquidity to invest in our significant growth projects,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

Barrick Announces New Share Buyback Program

Barrick announced today that it plans to undertake a new share repurchase program for the buyback of its common shares.

Barrick’s Board of Directors has authorized a new program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months at prevailing market prices in accordance with applicable law. In connection with the new share repurchase program, Barrick has terminated the share repurchase program announced by the Company on February 15, 2023. The Company did not repurchase any common shares under its 2023 share repurchase program. Barrick repurchased $424 million in common shares under its 2022 share repurchase program.

Under the program, repurchases can be made from time to time through published markets in the United States such as the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other means permitted under the rules of the U.S. Securities and

Exchange Commission and other applicable legal requirements.

Barrick believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value. The actual number of shares that may be purchased, if any, and the timing of such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2023	3	PRESS RELEASE

Kibali in the DRC derives most of its energy from its three hydropower stations and also provides electricity for some of the most remote communities on the African continent.

At the closed Buzwagi mine in Tanzania, a new airport terminal at its Kahama airstrip, built by Barrick and the Tanzania Airport Authority, is leaving a lasting legacy.

Meeting Two Needs With One Deed

Barrick’s holistic and integrated approach to sustainability management is underpinned by the knowledge that sustainability aspects are interconnected and that the challenges of fighting poverty, climate change and biodiversity loss are deeply connected and we have no option but to tackle them together.

This approach is not only based on science, but links to the objectives of the United Nations’ Sustainable Development Goals (SDGs) and seeks to deliver outcomes which are achievable, demonstrable, and align with global sustainability priorities.

Grant Beringer, group sustainability executive, points to Barrick’s ongoing work in Tanzania as proof of the effectiveness of this strategy where the now-closed Buzwagi mine is undergoing environmental rehabilitation while looking for a new lease on life as a Special Economic Zone that will continue to enhance the livelihoods of the surrounding communities for years to come.

Beringer says that Barrick achieved and exceeded its reclamation target in 2023 with 985ha of disturbed land being rehabilitated. “This achievement highlights the importance of developing 5-year reclamation plans for each site, focusing on rehabilitating mines while they are still operational and reducing our closure liabilities,” he says.

At Buzwagi, a feasibility study commissioned in 2021 showed that the creation of a Special Economic Zone had the potential to replace the mine as the region’s economic driver and could sustainably create 3,000 jobs annually, generate more than $150,000 each year from service levies for the local municipality and deliver approximately $4.5 million in employment taxes each year.

Additionally, Barrick has invested $1.3 million in the KUWASA Water Supply Project where an additional 8.5km of pipeline will be connected to the existing KUWASA line and will supply approximately 34 litres of water per second to approximately 335,000 people living in the Buzwagi area.

Addressing the potable water needs for communities near North Mara is another example of how Barrick’s approach to sustainability can meet more than one need at once. Barrick invested $65 million in water treatment plants to ensure the mine’s tailings storage facility was managed within its designed capacity. However, once it achieved that objective, a portion of the water treatment plants are being used to provide potable water for over 35,000 residents in the area.

“Mining, if done well, is a powerful force for good in the global drive for social and economic development. North Mara now has a total of 172 local and regional suppliers, representing a 200% increase from 58 suppliers in 2019. This is in addition to our ongoing investment in schools and education in Tanzania as well as our continued engagement with a number of NGOs on longstanding legacy issues,” Beringer says.

On the environmental front, Beringer says Barrick is developing a bespoke biodiversity impact measurement tool that will standardize biodiversity metrics and track progress against each site’s stated biodiversity action plans (BAPs. The tool is expected to be completed by Q2 and will be piloted at five sites before the end of the year. “Every BAP includes a social dimension to ensure communities also benefit from our biodiversity projects, such as the expected increase in eco-tourism to the DRC’s Garamba National Park following the reintroduction of white rhino there,” he says.

BARRICK YEAR-END 2023	4	PRESS RELEASE

2023 was the first full year of operation of the Libertadores powerline, supplying renewable power from neighboring Chile’s national grid, reducing GHG emissions and adding cost efficiencies.

Veladero: Back from the Brink and Going Strong

At the time of the merger in 2019 the Veladero gold mine in Argentina was seen as a liability rather than an asset: its performance was at best lackluster, it had a checkered environmental record, a shaky grip on its geology and difficult relationships with its stakeholders.

Argentina’s continuing financial crisis compounded these problems, setting up 2023 as a very challenging year for the mine. Yet in the face of all these odds, Veladero comfortably exceeded its production guidance and beat its guidance on costs. What changed?

Following the merger, Barrick set out to revitalize Veladero by reinterpreting its geology, comprehensively reviewing its business plan and adopting the Barrick approach to partnering with communities and authorities.

Execution of the revival strategy required disciplined execution by the new leadership team, agile, business-orientated decision-making and tackling the in-country issues head-on. It also called for the rightsizing of the cost base, which meant deferring some projects.

The consequent performance improvement in 2023 was supported by the Libertadores powerline’s first full year of operation. The line supplies renewable power from neighbouring Chile’s national grid, reducing GHG emissions and adding cost efficiencies.

The previously deferred Phase 7B of the leach pad will now be completed this year and planning has started for Phase 8. These will support the foundation for another year of delivery in 2024 and extend the mine’s life by two to 10 years at an annual average production rate of approximately 400,000 ounces.

Mark Hill, chief operating officer of Barrick’s Latin America and Asia Pacific region, says that recent changes to Argentina’s government have also improved Veladero’s prospects.

“We are optimistic that the new administration intends to promote mining investment with a stable regulatory and economic framework. We will continue to work closely with both federal and local governments, employing the Barrick partnership model that has served us so well in other jurisdictions,” he says.

BARRICK YEAR-END 2023	5	PRESS RELEASE

The permitting experience Nevada Gold Mines has gained through Cortez will help drive its next growth projects at Robertson (pictured) and Fourmile.

Goldrush ROD In Hand, Cortez is Poised for Growth

Cortez received the long-anticipated Record of Decision (ROD) for the Goldrush project on 8 December and immediately started work on the surface infrastructure accesses. The mine can now complete the construction of the first ventilation raise, alleviating current ventilation constraints and allowing the expansion of the mining and development areas.

The upgrade to power supply and surface infrastructure, and development and installation of the surface dewatering infrastructure can now also commence.

Goldrush Underground is forecast to produce approximately 130,000 ounces of gold this year, reaching commercial production in 2026 and growing to approximately 400,000 ounces by 2028.16 The mine is anticipated to create 500 jobs during the construction and 570 jobs during operations.

Nevada Gold Mines’ (NGM executive managing director Peter Richardson said that NGM’s strong social license to operate and the many partnerships it has cultivated in Nevada were instrumental in the government’s approval of the ROD.

“Our teams worked tirelessly to show the many benefits of the Goldrush project to all the stakeholders through numerous community and government engagements, including several mine tours. We hosted two tours specifically for Native Americans and the project was ultimately unopposed by their tribal governments,” he said. NGM met with the state’s wildlife agency and the Bureau of Land Management (BLM and identified improvements to strengthen protections for sage-grouse, a sensitive species in the Western U.S. These protections were implemented in addition to NGM’s work restoring habitat for the sage-grouse on more than 40,000 acres degraded by wildfire and invasive plant species near the Cortez mining district and were included in the Final Environmental Impact Statement for the mine.

“NGM is the largest economic driver in Northern Nevada. The governor and the federal legislative delegation all understand the value we bring to Nevada through taxes paid, strong employment and meaningful socio-economic support for our local communities. When the Goldrush permitting was held up in Washington, the governor and a bi-partisan group of regulators succeeded in progressing the process by stressing the project’s economic and employment benefits to the Department of the Interior and the BLM.”

Richardson said the permitting experience NGM has gained through Cortez will help drive its next growth projects at Robertson and Fourmile. Robertson already makes a major contribution to Cortez’s reserve base and has the potential for continued growth through near-mine extensions. The Barrick-owned Fourmile is the highest-grade undeveloped gold deposit in North America. The now-completed Goldrush permits allow access to the Fourmile orebody, but the project team continues to assess the mining and access options.

BARRICK YEAR-END 2023	6	PRESS RELEASE

Investing in Diversity Pays Off for Barrick

Barrick continues to invest in the development of a multicultural and multigenerational workforce aligned to a changing world. Its diverse workforce is the product of Barrick’s strategy of local employment and stakeholder recognition in the countries in which it operates: 96% of its workforce are host country or community hires, as are 78% of its management.

This is achieved through a variety of career and development opportunities through promotions, secondments, employee exchange programs, on-the-job training and leadership programs.

At the same time, it acknowledges and encourages the important role women should be playing in this traditionally male-dominated business. “There’s a strong commercial as well as a moral motivation to make gender diversity part of our human resource strategy. The communities in which we operate include large numbers of capable and committed women who just need an opportunity to show what they can contribute,” says Darian Rich, Barrick’s human resource executive.

In the Dominican Republic, for example, 50% of new hires were women in the fourth quarter and the gender balance there has increased to 25% of the total Dominican workforce. “Local employment at our Pueblo Viejo mine increased to 54% in the fourth quarter while our national employment remained steady at 98%,” says Rich.

Additionally, Pueblo Viejo’s Apprentices and Job Ready Programs which provides training in diesel technology, electricity and instrumentation, industrial maintenance, mechanical maintenance and welding, saw 194 participants graduate with 85% of these sourced from the local community and 76% were women. As a result of the program, 84% of the graduates were hired in permanent roles, of which 78% were women.

In Tanzania Barrick launched a program to train 10 women as truck operators, all of whom successfully completed the course in November 2023 and received a Certificate of Competence. They are now undergoing on-the-job shadow training.

“We want to have the right skills in the right jobs, but we also want to make sure that we have an appropriately diverse workforce, and that by investing in the local community, in particular women, we are building a new generation workforce to take Barrick into the future,” says Rich.

A year of accolades

Barrick’s commitment to gender equality and world-class employment practices was acknowledged globally in 2023 through the following awards:

Dominican Republic

•

The prestigious Igualando Republica Dominicana Stamp for Gender Equality Practices (Platinum Level) – for achieving the Gold Level for three consecutive years. This award is organized by the National Ministry of Women and the Development Program of the United Nations and recognizes the top Dominican companies that lead gender inclusion and promote social and economic autonomy for Dominican women. Pueblo Viejo was one of only five companies to receive this recognition and the first mining company to receive the Platinum Level award.

•	Soraya Madera, Pueblo Viejo mine superintendent was recognized as Golden Woman by Women in Mining Central America.

Côte d’Ivoire

•	Tongon was recognized as the Best Local Job-creating Company in the Poro region by Agence Emploi Journes.

Tanzania

•

North Mara received the Employer of the Year Award from the Association of Tanzania Employers for cultivating a favourable work environment and advocating for progressive, inclusive business practices and establishing decent work standards. At the same ceremony, North Mara also scooped the Best Corporate Social Responsibility Award, Best Large Organization Employer of the Year Award and Overall, Best in Private Sector Award. Bulyanhulu, meanwhile picked up the Best at Management During Crisis Award.

•

Barrick Tanzania was named the Top Employer in Tanzania by the Top Employer Institute and was also recognized by the Gender Desk of the Tanzania Police Force for its contribution to Fighting Gender-Based Violence and Violence Against Children.

Saudi Arabia

•	Ma’aden Barrick Copper Company received the Saudi Labour Award in the industrial, energy and mining sector from the Ministry of Human Resources and Social Development.

BARRICK YEAR-END 2023	7	PRESS RELEASE

The development of the Super Pit at Lumwana will transform it into one of the world’s major copper mines.

How Barrick Turned a Struggling Lumwana

Into an Asset With World-Class Potential

Since Barrick refocused its strategy in 2019, the once struggling Lumwana mine has been restructured and re-engineered into a significant potential contributor to Barrick’s expanding copper portfolio.

For nearly a decade, Lumwana showed poor production performance and efficiencies, with rising costs causing record losses and ultimately impairments. The mine was left financially unsustainable following years of high-grade mining and lack of reinvestment.

Today, plant throughput has increased 23% to close to a record 27 million tonnes per annum in 2023 while mining has increased by 53% and will continue to grow as the mine ramps up in preparation for the Super Pit expansion that has now been accelerated with first production scheduled for 2028. Additionally, mining costs have come down by 35% following the reinvestment in an Ultra Fleet and the transition to owner mining. General and administrative expenses have been reduced by 24% despite the ramp up in certain departments in anticipation of the expansion project. This has all been achieved by a 99%-Zambian labour force, which carried a significant expatriate contingent before 2019.

The development of the Super Pit will transform Lumwana into one of the world’s major copper mines, with projected annual production of around 240,000 tonnes per year over a

+30-year life.18 It is a key component of the Zambian government’s drive to revive the country’s copper industry over the next 10 years. The estimated cost of the project is almost $2 billion and construction is scheduled to start towards the end of this year.

Since 2019, Barrick has contributed almost $3 billion to the Zambian economy in the form of royalties, taxes, salaries and the procurement of goods and services from local businesses.

Local procurement of $472 million in 2023 made up more than 81% of total spend for Lumwana. Barrick has also launched a Business Accelerator Program designed to build the business capacity of the Zambian contractors in its supply chain, equipping them to grow and diversify their enterprises and remain sustainable beyond Lumwana’s life of mine.

In line with the Company’s partnership philosophy, Barrick’s REDD+ initiative will uplift communities through conservation of the natural forest surrounding the mine. Resources have already been allocated and engagement with the communities is underway.

BARRICK YEAR-END 2023	8	PRESS RELEASE

Passing of Gustavo Cisneros

It was with great sadness that the Board announced the passing of Gustavo Cisneros on December 29, 2023. Mr Cisneros was an independent member of the Board from 2003, chairing its Environmental, Social, Governance and Nominating Committee, and serving as a member of the Compensation Committee.

He was also a member of Barrick’s International Advisory Board, which advises the Board on geopolitical and other strategic issues.

Chairman John Thornton paid tribute to Mr Cisneros as a business leader of international stature who had built his family-owned Cisneros into a worldwide media, entertainment, telecommunications and consumer products group.

“Gustavo was an irreplaceable source of wisdom, judgment and insight for decades. He had an uncanny ability to get right to the core of the matter, to see around corners and to give sound, practical, forward leaning advice when one most needed it. His generous and entrepreneurial spirit and his personal and professional integrity will be missed by all of us. Our deepest sympathies, thoughts and prayers are with his wife, Patricia Phelps de Cisneros, his children, Carolina, Guillermo and Adriana, and their families with whom the entire Barrick family shares this heartbreaking loss,” he said.

Recommissioning Starts as Porgera Prepares to

Resume Operations in Q1 2024

Following the formal completion of the Porgera Project Commencement Agreement in December, work started on the recommissioning of the Porgera gold mine in Papua New Guinea, which has been in care and maintenance since April 2020.

Barrick president and chief executive Mark Bristow, who was closely involved in the negotiations that eventually delivered the restart agreement, said the mine’s new ownership structure was in line with the Company’s host country partnership business model.

Operated by Barrick through Barrick Niugini Limited (BNL, a joint venture with Zijin Mining, Porgera joins the Company’s sector-leading gold asset portfolio with the potential for a Tier One production profile.

BARRICK YEAR-END 2023	9	PRESS RELEASE

APPENDIX

2024 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2024 forecast attributable production (000s ozs)	2024 forecast cost of sales[11] ($/oz)	2024 forecast total cash costs[12] ($/oz)	2024 forecast all-in sustaining costs[12] ($/oz)

Carlin (61.5%) [19]	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[20]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200

Nevada Gold Mines (61.5%)[21]	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700

North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (47.5%)[22]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000

Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540

Africa and Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total attributable to Barrick[23,24,25]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

COPPER PRODUCTION AND COSTS
	2024 forecast attributable production (000s tonnes)[26]	2024 forecast cost of sales[11] ($/lb)	2024 forecast C1 cash costs[13] ($/lb)	2024 forecast all-in sustaining costs[13] ($/lb)

Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total attributable to Barrick[24]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

ATTRIBUTABLE CAPITAL EXPENDITURES[27]

(millions)

Attributable minesite sustaining[10,27]		1,550 - 1,750

Attributable project[10,27]		950 - 1,150

Total attributable capital expenditures[27]		2,500 - 2,900

2024 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2024 guidance assumption	Hypothetical change	Impact on EBITDA[28] (millions)	Impact on TCC and AISC[12,13]

Gold price sensitivity	$1,900/oz	+/- $100/oz	+/-$550	+/-$5/oz

Copper price sensitivity	$3.50/lb	+/-$ 0.25/lb	+/- $110	+/-$0.01/lb

BARRICK YEAR-END 2023	10	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	513	478	7%	1,865	1,862	0%

Gold produced (000s oz 100% basis)	833	777	7%	3,032	3,028	0%

Cost of sales ($/oz)	1,331	1,273	5%	1,351	1,210	12%

Total cash costs ($/oz)[b]	968	921	5%	989	876	13%

All-in sustaining costs ($/oz)[b]	1,366	1,286	6%	1,366	1,214	13%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	224	230	(3%)	868	966	(10%)

Gold produced (000s oz 100% basis)	363	374	(3%)	1,411	1,571	(10%)

Cost of sales ($/oz)	1,219	1,166	5%	1,254	1,069	17%

Total cash costs ($/oz)[b]	1,006	953	6%	1,033	877	18%

All-in sustaining costs ($/oz)[b]	1,506	1,409	7%	1,486	1,212	23%

Cortez (61.5%)

Gold produced (000s oz attributable basis)	162	137	18%	549	450	22%

Gold produced (000s oz 100% basis)	263	224	18%	892	731	22%

Cost of sales ($/oz)	1,353	1,246	9%	1,318	1,164	13%

Total cash costs ($/oz)[b]	909	840	8%	906	815	11%

All-in sustaining costs ($/oz)[b]	1,309	1,156	13%	1,282	1,258	2%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	84	83	1%	316	282	12%

Gold produced (000s oz 100% basis)	137	134	1%	514	459	12%

Cost of sales ($/oz)	1,419	1,300	9%	1,399	1,434	(2%)

Total cash costs ($/oz)[b]	1,046	938	12%	1,026	1,035	(1%)

All-in sustaining costs ($/oz)[b]	1,257	1,106	14%	1,234	1,296	(5%)

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	41	26	58%	123	109	13%

Gold produced (000s oz 100% basis)	67	42	58%	200	177	13%

Cost of sales ($/oz)	1,576	2,235	(29%)	2,011	2,039	(1%)

Total cash costs ($/oz)[b]	787	1,003	(22%)	961	914	5%

All-in sustaining costs ($/oz)[b]	981	1,264	(22%)	1,162	1,074	8%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	2	2	0%	9	55	(84%)

Gold produced (000s oz 100% basis)	3	3	0%	15	90	(84%)

Cost of sales ($/oz)	2,193	1,832	20%	1,789	1,282	40%

Total cash costs ($/oz)[b]	990	778	27%	724	435	66%

All-in sustaining costs ($/oz)[b]	1,074	831	29%	779	454	72%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	90	79	14%	335	428	(22%)

Gold produced (000s oz 100% basis)	151	131	14%	559	713	(22%)

Cost of sales ($/oz)	1,588	1,501	6%	1,418	1,132	25%

Total cash costs ($/oz)[b]	1,070	935	14%	889	725	23%

All-in sustaining costs ($/oz)[b]	1,428	1,280	12%	1,249	1,026	22%

BARRICK YEAR-END 2023	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/23	09/30/23	Change	12/31/23	12/31/22	Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	127	142	(11%)	547	547	0%

Gold produced (000s oz 100% basis)	159	176	(11%)	683	684	0%

Cost of sales ($/oz)	1,296	1,087	19%	1,198	1,153	4%

Total cash costs ($/oz)[b]	924	773	20%	835	778	7%

All-in sustaining costs ($/oz)[b]	1,168	1,068	9%	1,166	1,076	8%

Kibali (45%)

Gold produced (000s oz attributable basis)	93	99	(6%)	343	337	2%

Gold produced (000s oz 100% basis)	206	221	(6%)	763	750	2%

Cost of sales ($/oz)	1,141	1,152	(1%)	1,221	1,243	(2%)

Total cash costs ($/oz)[b]	737	694	6%	789	703	12%

All-in sustaining costs ($/oz)[b]	819	801	2%	918	948	(3%)

Veladero (50%)

Gold produced (000s oz attributable basis)	55	55	0%	207	195	6%

Gold produced (000s oz 100% basis)	110	111	0%	414	389	6%

Cost of sales ($/oz)	1,378	1,376	0%	1,440	1,628	(12%)

Total cash costs ($/oz)[b]	1,021	988	3%	1,011	890	14%

All-in sustaining costs ($/oz)[b]	1,403	1,314	7%	1,516	1,528	(1%)

Porgera (47.5%)[c]

Gold produced (000s oz attributable basis)	—	—	—	—	—	—

Gold produced (000s oz 100% basis)	—	—	—	—	—	—

Cost of sales ($/oz)	—	—	—	—	—	—

Total cash costs ($/oz)[b]	—	—	—	—	—	—

All-in sustaining costs ($/oz)[b]	—	—	—	—	—	—

Tongon (89.7%)

Gold produced (000s oz attributable basis)	42	47	(11%)	183	180	2%

Gold produced (000s oz 100% basis)	47	53	(11%)	204	201	2%

Cost of sales ($/oz)	1,489	1,423	5%	1,469	1,748	(16%)

Total cash costs ($/oz)[b]	1,184	1,217	(3%)	1,240	1,396	(11%)

All-in sustaining costs ($/oz)[b]	1,586	1,331	19%	1,408	1,592	(12%)

Hemlo (100%)

Gold produced (000s oz)	34	31	10%	141	133	6%

Cost of sales ($/oz)	1,618	1,721	(6%)	1,589	1,628	(2%)

Total cash costs ($/oz)[b]	1,407	1,502	(6%)	1,382	1,409	(2%)

All-in sustaining costs ($/oz)[b]	1,671	1,799	(7%)	1,672	1,788	(6%)

North Mara (84%)

Gold produced (000s oz attributable basis)	59	62	(5%)	253	263	(4%)

Gold produced (000s oz 100% basis)	71	73	(5%)	302	313	(4%)

Cost of sales ($/oz)	1,420	1,244	14%	1,206	979	23%

Total cash costs ($/oz)[b]	1,103	999	10%	944	741	27%

All-in sustaining costs ($/oz)[b]	1,449	1,429	1%	1,335	1,028	30%

BARRICK YEAR-END 2023	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/23	09/30/23	Change	12/31/23	12/31/22	Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	41	46	(11%)	180	196	(8%)

Gold produced (000s oz 100% basis)	48	55	(11%)	214	233	(8%)

Cost of sales ($/oz)	1,413	1,261	12%	1,312	1,211	8%

Total cash costs ($/oz)[b]	1,002	859	17%	920	868	6%

All-in sustaining costs ($/oz)[b]	1,376	1,132	22%	1,231	1,156	6%

Total Attributable to Barrick[d]

Gold produced (000s oz)	1,054	1,039	1%	4,054	4,141	(2%)

Cost of sales ($/oz)[e]	1,359	1,277	6%	1,334	1,241	7%

Total cash costs ($/oz)[b]	982	912	8%	960	862	11%

All-in sustaining costs ($/oz)[b]	1,364	1,255	9%	1,335	1,222	9%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of Barrick’s Q4 2023 MD&A.

c.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided starting in the third quarter of 2020. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to page 9 of Barrick’s Q4 2023 MD&A for further information.

d.	Excludes Pierina, which is producing incidental ounces while in closure.

e.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	13	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/23	09/30/23	Change	12/31/23	12/31/22	Change

Lumwana (100%)

Copper production (millions lbs)	73	72	1%	260	267	(3%)

Cost of sales ($/lb)	2.95	2.48	19%	2.91	2.42	20%

C1 cash costs ($/lb)[a]	2.14	1.86	15%	2.29	1.89	21%

All-in sustaining costs ($/lb)[a]	3.38	3.41	(1%)	3.48	3.63	(4%)

Zaldívar (50%)

Copper production (millions lbs attributable basis)	23	22	5%	89	98	(9%)

Copper production (millions lbs 100% basis)	45	46	5%	178	196	(9%)

Cost of sales ($/lb)	3.85	3.86	0%	3.83	3.12	23%

C1 cash costs ($/lb)[a]	2.93	2.99	(2%)	2.95	2.36	25%

All-in sustaining costs ($/lb)[a]	3.51	3.39	4%	3.46	2.95	17%

Jabal Sayid (50%)

Copper production (millions lbs attributable basis)	17	18	(6%)	71	75	(5%)

Copper production (millions lbs 100% basis)	35	35	(6%)	142	151	(5%)

Cost of sales ($/lb)	1.59	1.72	(8%)	1.60	1.52	5%

C1 cash costs ($/lb)[a]	1.32	1.45	(9%)	1.35	1.26	7%

All-in sustaining costs ($/lb)[a]	1.50	1.64	(9%)	1.53	1.36	13%

Total Attributable to Barrick

Copper production (millions lbs)	113	112	1%	420	440	(5%)

Cost of sales ($/lb)[b]	2.92	2.68	9%	2.90	2.43	19%

C1 cash costs ($/lb)[a]	2.17	2.05	6%	2.28	1.89	21%

All-in sustaining costs ($/lb)[a]	3.12	3.23	(3%)	3.21	3.18	1%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of Barrick’s Q4 2023 MD&A.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	14	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change

Financial Results ($ millions)

Revenues	3,059	2,862	7%	11,397	11,013	3%

Cost of sales	2,139	1,915	12%	7,932	7,497	6%

Net earnings[a]	479	368	30%	1,272	432	194%

Adjusted net earnings[b]	466	418	11%	1,467	1,326	11%

Attributable EBITDA[b]	1,068	1,071	0%	3,987	4,029	(1)%

Attributable EBITDA margin[b]	42%	45%	(7)%	42%	44%	(5)%

Minesite sustaining capital expenditures[b,c]	569	529	8%	2,076	2,071	0%

Project capital expenditures[b,c]	278	227	22%	969	949	2%

Total consolidated capital expenditures[c,d]	861	768	12%	3,086	3,049	1%

Net cash provided by operating activities	997	1,127	(12)%	3,732	3,481	7%

Net cash provided by operating activities margin[e]	33%	39%	(15)%	33%	32%	3%

Free cash flow[b]	136	359	(62)%	646	432	50%

Net earnings per share (basic and diluted)	0.27	0.21	29%	0.72	0.24	200%

Adjusted net earnings (basic)[b] per share	0.27	0.24	13%	0.84	0.75	12%

Weighted average diluted common shares (millions of shares)	1,756	1,755	0%	1,755	1,771	(1)%

Operating Results

Gold production (thousands of ounces)[f]	1,054	1,039	1%	4,054	4,141	(2)%

Gold sold (thousands of ounces)[f]	1,042	1,027	1%	4,024	4,141	(3)%

Market gold price ($/oz)	1,971	1,928	2%	1,941	1,800	8%

Realized gold price[b,f] ($/oz)	1,986	1,928	3%	1,948	1,795	9%

Gold cost of sales (Barrick’s share)[f,g] ($/oz)	1,359	1,277	6%	1,334	1,241	7%

Gold total cash costs[b,f] ($/oz)	982	912	8%	960	862	11%

Gold all-in sustaining costs[b,f] ($/oz)	1,364	1,255	9%	1,335	1,222	9%

Copper production (millions of pounds)[f]	113	112	1%	420	440	(5)%

Copper sold (millions of pounds)[f]	117	101	16%	408	445	(8)%

Market copper price ($/lb)	3.70	3.79	(2)%	3.85	3.99	(4)%

Realized copper price[b,f] ($/lb)	3.78	3.78	0%	3.85	3.85	0%

Copper cost of sales (Barrick’s share)[f,h] ($/lb)	2.92	2.68	9%	2.90	2.43	19%

Copper C1 cash costs[b,f] ($/lb)	2.17	2.05	6%	2.28	1.89	21%

Copper all-in sustaining costs[b,f] ($/lb)	3.12	3.23	(3)%	3.21	3.18	1%
	As at 12/31/23	As at 9/30/23	Change	As at 12/31/23	As at 12/31/22	Change

Financial Position ($ millions)

Debt (current and long-term)	4,726	4,775	(1)%	4,726	4,782	(1)%

Cash and equivalents	4,148	4,261	(3)%	4,148	4,440	(7)%

Debt, net of cash	578	514	12%	578	342	69%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of Barrick’s Q4 2023 MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.

Total consolidated capital expenditures also includes capitalized interest of $14 million and $41 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $12 million; 2022: $29 million).

e.	Represents net cash provided by operating activities divided by revenue.
f.	On an attributable basis.
g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

h.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	15	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2023	2022

Revenue (notes 5 and 6)	$11,397	$11,013

Costs and expenses (income)

Cost of sales (notes 5 and 7)	7,932	7,497

General and administrative expenses (note 11)	126	159

Exploration, evaluation and project expenses (notes 5 and 8)	361	350

Impairment charges (notes 10 and 21)	312	1,671

Loss on currency translation	93	16

Closed mine rehabilitation (note 27b)	16	(136)

Income from equity investees (note 16)	(232)	(258)

Other (income) expense (note 9)	(195)	(268)

Income before finance items and income taxes	2,984	1,982

Finance costs, net (note 14)	(170)	(301)

Income before income taxes	2,814	1,681

Income tax expense (note 12)	(861)	(664)

Net income	$1,953	$1,017

Attributable to:

Equity holders of Barrick Gold Corporation	$1,272	$432

Non-controlling interests (note 32)	$681	$585

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)

Net income

Basic	$0.72	$0.24

Diluted	$0.72	$0.24

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	16	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022

Net income	$1,953	$1,017

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1

Currency translation adjustments, net of tax $nil and $nil	(3)	1

Items that will not be reclassified to profit or loss:

Actuarial gain on post-employment benefit obligations, net of tax $nil and $nil	—	8

Net change in value of equity investments, net of tax ($2) and ($7)	1	39

Total other comprehensive (loss) income	(2)	49

Total comprehensive income	$1,951	$1,066

Attributable to:

Equity holders of Barrick Gold Corporation	$1,270	$481

Non-controlling interests	$681	$585

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	17	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022

OPERATING ACTIVITIES

Net income	$1,953	$1,017

Adjustments for the following items:

Depreciation	2,043	1,997

Finance costs (note 14)	170	301

Net impairment charges (notes 10 and 21)	312	1,671

Income tax expense (note 12)	861	664

Income from investment in equity investees (note 16)	(232)	(258)

Loss on currency translation	93	16

Gain on sale of non-current assets (note 9)	(364)	(405)

Change in working capital (note 15)	(452)	(322)

Other operating activities (note 15)	(65)	(217)

Operating cash flows before interest and income taxes	4,319	4,464

Interest paid	(300)	(305)

Interest received	237	89

Income taxes paid[1]	(524)	(767)

Net cash provided by operating activities	3,732	3,481

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(3,086)	(3,049)

Sales proceeds	13	88

Investment (purchases) sales	(23)	381

Dividends received from equity method investments (note 16)	273	869

Shareholder loan repayments from equity method investments (note 16)	7	—

Net cash used in investing activities	(2,816)	(1,711)

FINANCING ACTIVITIES

Lease repayments	(13)	(20)

Debt repayments	(43)	(375)

Dividends (note 31)	(700)	(1,143)

Share buyback program (note 31)	—	(424)

Funding from non-controlling interests (note 32)	40	—

Disbursements to non-controlling interests (note 32)	(554)	(833)

Other financing activities (note 15)	65	191

Net cash used in financing activities	(1,205)	(2,604)

Effect of exchange rate changes on cash and equivalents	(3)	(6)

Net increase (decrease) in cash and equivalents	(292)	(840)

Cash and equivalents at beginning of year (note 25a)	4,440	5,280

Cash and equivalents at the end of year	$4,148	$4,440

1 Income taxes paid excludes $137 million (2022: $126 million) of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	18	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and equivalents (note 25a)	$4,148	$4,440

Accounts receivable (note 18)	693	554

Inventories (note 17)	1,782	1,781

Other current assets (note 18)	815	1,690

Total current assets	7,438	8,465

Non-current assets

Non-current portion of inventory (note 17)	2,738	2,819

Equity in investees (note 16)	4,133	3,983

Property, plant and equipment (note 19)	26,416	25,821

Intangible assets (note 20a)	149	149

Goodwill (note 20b)	3,581	3,581

Deferred income tax assets (note 30)	—	19

Other assets (note 22)	1,356	1,128

Total assets	$45,811	$45,965

LIABILITIES AND EQUITY

Current liabilities

Accounts payable (note 23)	$1,503	$1,556

Debt (note 25b)	11	13

Current income tax liabilities	303	163

Other current liabilities (note 24)	539	1,388

Total current liabilities	2,356	3,120

Non-current liabilities

Debt (note 25b)	4,715	4,769

Provisions (note 27)	2,058	2,211

Deferred income tax liabilities (note 30)	3,439	3,247

Other liabilities (note 29)	1,241	1,329

Total liabilities	13,809	14,676

Equity

Capital stock (note 31)	28,117	28,114

Deficit	(6,713)	(7,282)

Accumulated other comprehensive income	24	26

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	23,341	22,771

Non-controlling interests (note 32)	8,661	8,518

Total equity	32,002	31,289

Contingencies and commitments (notes 2, 17, 19 and 36)

Total liabilities and equity	$45,811	$45,965

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	19	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company

(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	1,272	—	—	1,272	681	1,953

Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)

Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951

Transactions with owners

Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)

Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)

Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—

Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)

At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	432	—	—	432	585	1,017

Total other comprehensive income	—	—	—	49	—	49	—	49

Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066

Transactions with owners

Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)

Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329

Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)

Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—

Share buyback program	(24,250)	(388)	—	—	(36)	(424)	—	(424)

Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)

At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

1 Includes cumulative translation adjustments as at December 31, 2023: $95 million loss (December 31, 2022: $93 million loss).

2 Includes additional paid-in capital as at December 31, 2023: $1,875 million (December 31, 2022: $1,875 million).

The notes to these consolidated financial statements, which are contained in the Fourth Quarter and Year End Report, available on our website are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	20	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Endnote 3

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb. Barrick’s ten-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Key Outlook Assumptions	2023	2024	2025+

Gold Price ($/oz)	1,948	1,900	1,300

Copper Price ($/lb)	3.85	3.50	3.00

Oil Price (WTI) ($/barrel)	85	75	75

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	800	800	800

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.20	1.20

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources as disclosed in this press release and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the Company’s gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; Tongon will enter care and maintenance by 2026; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes: production from Fourmile; Pierina and Golden Sunlight, both of which are currently in care and maintenance; and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas.

Barrick’s ten-year indicative production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the ten-year outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

Barrick’s five-year and ten-year production profile in this press release also assumes the re-start of Porgera, as well as an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

BARRICK YEAR-END 2023	21	PRESS RELEASE

Endnote 4

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended

($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Net cash provided by operating activities	997	1,127	3,732	3,481	4,378

Capital expenditures	(861)	(768)	(3,086)	(3,049)	(2,435)

Free cash flow	136	359	646	432	1,943

Endnote 5

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended

($ millions, except per share amounts in dollars)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Net earnings attributable to equity holders of the Company	479	368	1,272	432	2,022

Impairment charges (reversals) related to non-current assets[a]	289	0	312	1,671	(63)

Acquisition/disposition gains[b]	(354)	(4)	(364)	(405)	(213)

Loss on currency translation	37	30	93	16	29

Significant tax adjustments[c]	120	19	220	95	125

Other expense (income) adjustments[d]	41	(5)	96	17	73

Non-controlling interest[e]	(89)	4	(98)	(274)	64

Tax effect[e]	(57)	6	(64)	(226)	28

Adjusted net earnings	466	418	1,467	1,326	2,065

Net earnings per share[f]	0.27	0.21	0.72	0.24	1.14

Adjusted net earnings per share[f]	0.27	0.24	0.84	0.75	1.16

a.

Net impairment charges for the three months and year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31, 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

b.

Acquisition/disposition gains for the three months and year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.

c.

Significant tax adjustments in 2023 primarily relate to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets. In 2022, significant tax adjustments primarily relate to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and derecognition of deferred tax assets.

d.

Other expense (income) adjustments for the three months and year ended December 31, 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. The year ended December 31, 2023 was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga

BARRICK YEAR-END 2023	22	PRESS RELEASE

partnership. For the year ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

e.	Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 6

As at December 31, 2023, Barrick’s debt, net of cash, was $578 million.

Endnote 7

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb. Reserves estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 8

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended

($ millions, except per ounce/pound information in dollars)	Gold		Copper			Gold			Copper

	12/31/23	9/30/23	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21	12/31/23	12/31/22	12/31/21

Sales	2,767	2,588	226	209	10,350	9,920	10,738	795	868	962

Sales applicable to non-controlling interests	(872)	(797)	0	0	(3,179)	(3,051)	(3,323)	0	0	0

Sales applicable to equity method investments[a,b]	183	187	168	126	667	597	660	587	646	707

Sales applicable to sites in closure or care and maintenance[c]	(2)	(4)	0	0	(15)	(55)	(88)	0	0	0

Treatment and refining charges	8	7	51	47	30	23	10	191	199	161

Other[d]	(15)	0	0	0	(15)	0	2	0	0	0

Revenues – as adjusted	2,069	1,981	445	382	7,838	7,434	7,999	1,573	1,713	1,830

Ounces/pounds sold (000s ounces/ millions pounds)[c]	1,042	1,027	117	101	4,024	4,141	4,468	408	445	423

Realized gold/copper price per ounce/pound[e]	1,986	1,928	3.78	3.78	1,948	1,795	1,790	3.85	3.85	4.32

a.

Represents sales of $183 million and $667 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $187 million; 2022: $597 million; 2021: $661 million) applicable to our 45% equity method investment in Kibali. Represents sales of $98 million and $359 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $82 million; 2022: $390 million; 2021: $423 million) applicable to our 50% equity method investment in Zaldívar and $77 million and $253 million, respectively (September 30, 2023: $49 million; 2022: $275 million; 2021: $305 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table.

Endnote 9

Net earnings represents net earnings attributable to the equity holders of the Company.

BARRICK YEAR-END 2023	23	PRESS RELEASE

Endnote 10

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended

($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Minesite sustaining capital expenditures	569	529	2,076	2,071	1,673

Project capital expenditures	278	227	969	949	747

Capitalized interest	14	12	41	29	15

Total consolidated capital expenditures	861	768	3,086	3,049	2,435

Endnote 11

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 12

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2023	24	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended

($ millions, except per ounce information in dollars)	Footnote	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Cost of sales applicable to gold production		1,928	1,736	7,178	6,813	6,504

Depreciation		(471)	(427)	(1,756)	(1,756)	(1,889)

Cash cost of sales applicable to equity method investments		65	65	260	222	217

By-product credits		(66)	(65)	(252)	(225)	(285)

Non-recurring items	a	0	0	0	(23)	0

Other	b	6	7	18	(23)	(48)

Non-controlling interests	c	(432)	(380)	(1,578)	(1,442)	(1,261)

Total cash costs		1,030	936	3,870	3,566	3,238

General & administrative costs		29	30	126	159	151

Minesite exploration and evaluation costs	d	4	11	40	75	64

Minesite sustaining capital expenditures	e	569	529	2,076	2,071	1,673

Sustaining leases		7	7	30	38	41

Rehabilitation - accretion and amortization (operating sites)	f	20	14	63	50	50

Non-controlling interest, copper operations and other	g	(230)	(238)	(824)	(900)	(636)

All-in sustaining costs		1,429	1,289	5,381	5,059	4,581

Global exploration and evaluation and project expense	d	99	75	321	275	223

Community relations costs not related to current operations		1	0	2	0	0

Project capital expenditures	e	278	227	969	949	747

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	7	6	25	19	13

Non-controlling interest and copper operations and other	g	(112)	(101)	(423)	(327)	(240)

All-in costs		1,702	1,496	6,275	5,975	5,324

Ounces sold - attributable basis (000s ounces)	h	1,042	1,027	4,024	4,141	4,468

Cost of sales per ounce	i,j	1,359	1,277	1,334	1,241	1,093

Total cash costs per ounce	j	982	912	960	862	725

Total cash costs per ounce (on a co-product basis)	j,k	1,026	954	1,002	897	765

All-in sustaining costs per ounce	j	1,364	1,255	1,335	1,222	1,026

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,408	1,297	1,377	1,257	1,066

All-in costs per ounce	j	1,627	1,457	1,557	1,443	1,192

All-in costs per ounce (on a co-product basis)	j,k	1,671	1,499	1,599	1,478	1,232

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.	Other

Other adjustments for the three months and year ended December 31, 2023 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces, of $nil and $3 million, respectively (September 30, 2023: $nil; 2022: $24 million; 2021: $51 million). This includes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $594 million and $2,192 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $536 million; 2022: $2,032 million; 2021: $1,923 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 60 of Barrick’s Q4 2023 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in 2023 were the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo- Gounkoto. Refer to page 59 of Barrick’s Q4 2023 MD&A.

f.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

BARRICK YEAR-END 2023	25	PRESS RELEASE

($ millions)	For the three months ended		For the years ended

Non-controlling interest, copper operations and other	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

General & administrative costs	7	(5)	(9)	(31)	(21)

Minesite exploration and evaluation costs	(2)	(4)	(14)	(27)	(19)

Rehabilitation - accretion and amortization (operating sites)	(6)	(5)	(21)	(16)	(14)

Minesite sustaining capital expenditures	(229)	(224)	(780)	(826)	(582)

All-in sustaining costs total	(230)	(238)	(824)	(900)	(636)

Global exploration and evaluation and project costs	(40)	(29)	(118)	(32)	(19)

Project capital expenditures	(72)	(72)	(305)	(295)	(221)

All-in costs total	(112)	(101)	(423)	(327)	(240)

h.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $nil and $3 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $24 million; 2021: $20 million); Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $nil); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $37 million); and starting in the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended

	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

By-product credits	66	65	252	225	285

Non-controlling interest	(20)	(22)	(81)	(78)	(108)

By-product credits (net of non-controlling interest)	46	43	171	147	177

Endnote 13

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2023	26	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended

($ millions, except per pound information in dollars)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Cost of sales	209	167	726	666	569

Depreciation/amortization	(86)	(70)	(259)	(223)	(197)

Treatment and refinement charges	51	47	191	199	161

Cash cost of sales applicable to equity method investments	103	82	356	317	313

Less: royalties	(16)	(15)	(62)	(103)	(103)

By-product credits	(5)	(4)	(19)	(14)	(15)

C1 cash cost of sales	256	207	933	842	728

General & administrative costs	6	6	22	30	17

Rehabilitation - accretion and amortization	2	3	9	4	6

Royalties	16	15	62	103	103

Minesite exploration and evaluation costs	0	3	7	22	14

Minesite sustaining capital expenditures	84	91	266	410	234

Sustaining leases	3	2	12	6	9

All-in sustaining costs	367	327	1,311	1,417	1,111

Pounds sold - attributable basis (millions pounds)	117	101	408	445	423

Cost of sales per pound[a,b]	2.92	2.68	2.90	2.43	2.32

C1 cash costs per pound[a]	2.17	2.05	2.28	1.89	1.72

All-in sustaining costs per pound[a]	3.12	3.23	3.21	3.18	2.62

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 14

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2023.

Reserve replacement percentage is calculated from the cumulative net change in reserves from 2019 to 2023 divided by the cumulative depletion in reserves from year end 2019 to 2023 as shown in the table below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)

2019[a]	71	—	—	—

2020[b]	68	(2.2)	(5.5)	4.2

2021[c]	69	(0.91)	(5.4)	8.1

2022[d]	76	—	(4.8)	12

2023[e]	77	—	(4.6)	5

2019 - 2023 Total	N/A	(3.1)	(20)	29

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold.

b.

Estimates as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold and Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold.

BARRICK YEAR-END 2023	27	PRESS RELEASE

c.

Estimates as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold.

Endnote 15

TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 16

See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

Endnote 17

See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

Endnote 18

Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

Endnote 19

Included within our 61.5% interest in Carlin is NGM’s 100% interest in South Arturo.

Endnote 20

Includes Goldrush.

Endnote 21

Long Canyon was placed on care and maintenance at the end of 2023 and is not included in 2024 guidance.

Endnote 22

Porgera was placed on temporary care and maintenance on April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%. Refer to Barrick’s Q4 2023 MD&A for further details.

Endnote 23

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 24

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, which is producing incidental ounces while in closure.

Endnote 25

Includes corporate administration costs.

Endnote 26

Beginning in 2024, we will present our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Our copper cost metrics will continue to be reported on a per pound basis.

Endnote 27

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 50% share of Zaldívar and Jabal Sayid and, beginning in 2024, our 24.5% share of Porgera.

BARRICK YEAR-END 2023	28	PRESS RELEASE

Endnote 28

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. In the third quarter of 2023 we introduced attributable EBITDA, which removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. EBITDA, adjusted EBITDA, and attributable EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA, adjusted EBITDA, and attributable EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21

Net earnings	597	585	1,953	1,017	3,288

Income tax expense	174	218	861	664	1,344

Finance costs, net[a]	(7)	30	83	235	307

Depreciation	564	504	2,043	1,997	2,102

EBITDA	1,328	1,337	4,940	3,913	7,041

Impairment charges (reversals) of non-current assets[b]	289	0	312	1,671	(63)

Acquisition/disposition gains[c]	(354)	(4)	(364)	(405)	(213)

Loss on currency translation	37	30	93	16	29

Other expense (income) adjustments[d]	41	(5)	96	17	73

Income tax expense, net finance costs[a], and depreciation from equity investees	118	106	397	401	391

Adjusted EBITDA	1,459	1,464	5,474	5,613	7,258

Non-controlling Interests	(391)	(393)	(1,487)	(1,584)	(2,011)

Attributable EBITDA	1,068	1,071	3,987	4,029	5,247

Revenues - as adjusted[e]	2,514	2,363	9,411	9,147	9,829

Attributable EBITDA margin[f]	42%	45%	42%	44%	53%

a.	Finance costs exclude accretion.
b.

Net impairment charges for the three months and year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31, 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

c.

Acquisition/disposition gains for the three months and year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.

d.

Other expense (income) adjustments for the three months and year ended December 31, 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. The year ended December 31, 2023 was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the year ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.

e.	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 87 of Barrick’s Q4 2023 MD&A.
f.	Represents Attributable EBITDA divided by revenues – as adjusted.

BARRICK YEAR-END 2023	29	PRESS RELEASE

Mineral Reserves and Mineral Resources

Gold Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0088	5.89	0.0017

Bulyanhulu underground	1.5	6.79	0.32	16	5.98	3.1	18	6.05	3.4

Bulyanhulu (84.00%) total	1.5	6.78	0.32	16	5.98	3.1	18	6.05	3.4

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.064	0.38	0.00078

Jabal Sayid underground	6.7	0.31	0.065	6.9	0.37	0.083	14	0.34	0.15

Jabal Sayid (50.00%) total	6.7	0.31	0.066	6.9	0.37	0.083	14	0.34	0.15

Kibali surface	5.5	2.02	0.36	18	2.06	1.2	24	2.05	1.6

Kibali underground	8.3	4.38	1.2	15	3.94	1.9	24	4.10	3.1

Kibali (45.00%) total	14	3.44	1.5	33	2.92	3.1	47	3.07	4.7

Loulo-Gounkoto surface	11	2.31	0.82	13	3.30	1.3	24	2.84	2.1

Loulo-Gounkoto underground	9.0	5.08	1.5	24	4.70	3.6	33	4.81	5.1

Loulo-Gounkoto (80.00%) total	20	3.56	2.3	36	4.22	4.9	57	3.99	7.2

North Mara surface	0.10	2.46	0.0080	30	1.90	1.8	30	1.90	1.8

North Mara underground	2.7	3.01	0.26	6.5	3.84	0.81	9.3	3.60	1.1

North Mara (84.00%) total	2.8	2.99	0.27	36	2.25	2.6	39	2.30	2.9

Tongon surface (89.70%)	3.1	2.02	0.20	2.5	1.94	0.15	5.5	1.98	0.35

AFRICA AND MIDDLE EAST TOTAL	48	3.04	4.7	130	3.32	14	180	3.24	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57

Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65

Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2

Pueblo Viejo surface (60.00%)	39	2.28	2.8	140	2.10	9.1	170	2.14	12

Veladero surface (50.00%)	20	0.60	0.38	69	0.72	1.6	89	0.70	2.0

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	1.03	5.8	700	0.94	21	870	0.96	27

NORTH AMERICA

Carlin surface	3.7	1.80	0.22	61	2.43	4.8	65	2.39	5.0

Carlin underground	—	—	—	17	8.34	4.6	17	8.34	4.6

Carlin (61.50%) total	3.7	1.80	0.22	79	3.73	9.4	82	3.64	9.7

Cortez surface	1.1	1.86	0.064	100	0.81	2.7	110	0.82	2.8

Cortez underground	—	—	—	27	7.27	6.3	27	7.27	6.3

Cortez (61.50%) total	1.1	1.86	0.064	130	2.13	9.0	130	2.13	9.0

Hemlo surface	—	—	—	27	0.97	0.84	27	0.97	0.84

Hemlo underground	0.76	4.49	0.11	6.0	4.07	0.79	6.8	4.12	0.90

Hemlo (100%) total	0.76	4.49	0.11	33	1.53	1.6	34	1.60	1.7

Phoenix surface (61.50%)	3.8	0.81	0.100	97	0.57	1.8	100	0.58	1.9

Turquoise Ridge surface	16	2.36	1.2	6.9	2.37	0.52	22	2.36	1.7

Turquoise Ridge underground	8.1	11.58	3.0	12	10.04	3.9	20	10.66	6.9

Turquoise Ridge (61.50%) total	24	5.53	4.2	19	7.24	4.4	43	6.29	8.6

NORTH AMERICA TOTAL	33	4.42	4.7	360	2.27	26	390	2.45	31

TOTAL	250	1.85	15	1,200	1.61	61	1,400	1.65	77

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	30	PRESS RELEASE

Copper Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL
		Cu	Contained		Cu	Contained		Cu	Contained
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu

Based on attributable pounds	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.0088	0.29	0.000026

Bulyanhulu underground	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Bulyanhulu (84.00%) total	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.064	2.63	0.0017

Jabal Sayid underground	6.7	2.34	0.16	6.9	2.12	0.15	14	2.22	0.30

Jabal Sayid (50.00%) total	6.7	2.34	0.16	6.9	2.12	0.15	14	2.23	0.30

Lumwana surface (100%)	88	0.54	0.48	420	0.59	2.5	510	0.58	3.0

AFRICA AND MIDDLE EAST TOTAL	97	0.66	0.64	450	0.61	2.7	540	0.62	3.3

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3

Zaldívar surface (50.00%)	100	0.45	0.45	77	0.38	0.29	180	0.42	0.74

LATIN AMERICA AND ASIA PACIFIC TOTAL	210	0.31	0.66	560	0.25	1.4	780	0.26	2.0

NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

NORTH AMERICA TOTAL	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

TOTAL	320	0.41	1.3	1,100	0.38	4.3	1,500	0.39	5.6

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,6]

As at December 31, 2023	PROVEN			PROBABLE			TOTAL
		Ag	Contained		Ag	Contained		Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0088	6.11	0.0017

Bulyanhulu underground	1.5	6.85	0.32	16	6.08	3.2	18	6.14	3.5

Bulyanhulu (84.00%) total	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

AFRICA AND MIDDLE EAST TOTAL	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	39	13.15	16	140	13.26	58	170	13.24	74

Veladero surface (50.00%)	20	13.43	8.5	69	13.83	31	89	13.74	39

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	5.73	32	690	5.01	110	860	5.16	140

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	97	6.93	22	100	6.97	23

NORTH AMERICA TOTAL	3.8	7.97	0.98	97	6.93	22	100	6.97	23

TOTAL	180	5.79	33	800	5.27	140	980	5.36	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	31	PRESS RELEASE

Gold Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0017	—	—	—

Bulyanhulu underground	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Bulyanhulu (84.00%) total	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.00078	—	—	—

Jabal Sayid underground	8.8	0.35	0.098	6.8	0.46	0.10	0.20	1.3	0.6	0.026

Jabal Sayid (50.00%) total	8.8	0.35	0.099	6.8	0.46	0.10	0.20	1.3	0.6	0.026

Kibali surface	9.0	2.07	0.60	26	2.03	1.7	2.3	4.2	2.0	0.26

Kibali underground	10	5.00	1.6	21	4.19	2.9	4.5	4.7	3.5	0.53

Kibali (45.00%) total	19	3.63	2.2	47	3.00	4.6	6.8	8.8	2.8	0.79

Loulo-Gounkoto surface	12	2.37	0.90	18	3.37	2.0	2.9	3.0	2.7	0.26

Loulo-Gounkoto underground	19	4.33	2.7	35	4.38	4.9	7.6	13	2.3	0.95

Loulo-Gounkoto (80.00%) total	31	3.59	3.6	53	4.03	6.9	10	16	2.4	1.2

North Mara surface	7.7	3.36	0.83	34	1.63	1.8	2.6	3.0	1.6	0.16

North Mara underground	6.4	2.20	0.45	28	2.23	2.0	2.5	6.9	1.7	0.38

North Mara (84.00%) total	14	2.83	1.3	62	1.91	3.8	5.1	9.9	1.7	0.54

Tongon surface (89.70%)	4.9	2.22	0.35	7.5	2.21	0.53	0.88	2.3	2.4	0.18

AFRICA AND MIDDLE EAST TOTAL	82	3.21	8.4	200	3.26	21	30	55	3.9	6.8

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43

Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39

Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82

Pueblo Viejo surface (60.00%)	50	2.10	3.4	190	1.92	12	15	4.8	1.6	0.24

Reko Diq surface (50.00%)[5]	—	—	—	1,800	0.25	14	14	600	0.2	3.8

Veladero surface (50.00%)	22	0.60	0.42	110	0.68	2.3	2.7	18	0.5	0.32

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	1.06	10	3,600	0.60	70	81	1,100	0.4	14

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	32	PRESS RELEASE

Gold Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
			Contained			Contained	Contained			Contained
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	ozs	Tonnes	Grade	ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

NORTH AMERICA

Carlin surface	8.3	1.37	0.37	130	2.14	8.7	9.0	42	1.3	1.7

Carlin underground	—	—	—	31	7.45	7.3	7.3	19	7.3	4.4

Carlin (61.50%) total	8.3	1.37	0.37	160	3.18	16	16	61	3.2	6.2

Cortez surface	1.1	1.86	0.064	150	0.83	4.0	4.0	81	0.5	1.3

Cortez underground	—	—	—	39	6.39	7.9	7.9	16	5.4	2.8

Cortez (61.50%) total	1.1	1.86	0.064	190	1.97	12	12	97	1.3	4.0

Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	1.5	10.04	0.48	0.48	8.2	10.1	2.7

Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12

Hemlo underground	0.98	4.40	0.14	11	4.32	1.5	1.6	2.6	5.9	0.50
Hemlo (100%) total	0.98	4.40	0.14	61	1.58	3.1	3.2	7.7	2.5	0.62

Long Canyon surface	—	—	—	5.2	2.62	0.44	0.44	1.1	0.9	0.029

Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16

Long Canyon (61.50%) total	—	—	—	6.4	4.03	0.82	0.82	1.6	3.6	0.18

Phoenix surface (61.50%)	3.8	0.81	0.100	250	0.48	3.8	3.9	29	0.3	0.31

Turquoise Ridge surface	17	2.22	1.2	23	2.52	1.9	3.1	8.1	2.3	0.60

Turquoise Ridge underground	10	10.72	3.6	19	8.96	5.5	9.1	1.5	7.7	0.37

Turquoise Ridge (61.50%) total	28	5.40	4.8	42	5.43	7.4	12	9.6	3.2	0.97

NORTH AMERICA TOTAL	42	4.06	5.5	970	2.01	63	68	260	2.1	18

TOTAL	430	1.76	24	4,800	1.00	150	180	1,500	0.8	39

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	33	PRESS RELEASE

Copper Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu

Based on attributable pounds	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.000026	—	—	—

Bulyanhulu underground	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Bulyanhulu (84.00%) total	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.0017	—	—	—

Jabal Sayid underground	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Jabal Sayid (50.00%) total	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Lumwana surface (100%)	160	0.47	0.75	1,200	0.53	6.3	7.1	910	0.4	4.0

AFRICA AND MIDDLE EAST TOTAL	170	0.57	0.99	1,200	0.54	6.6	7.6	930	0.4	4.1

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66
Reko Diq surface (50.00%)[5]	—	—	—	1,900	0.43	8.3	8.3	640	0.3	2.2

Zaldívar surface (50.00%)	220	0.40	0.90	330	0.36	1.2	2.1	21	0.3	0.070

LATIN AMERICA AND ASIA PACIFIC TOTAL	400	0.32	1.3	3,300	0.35	12	13	1,000	0.3	2.9
NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

NORTH AMERICA TOTAL	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

TOTAL	580	0.39	2.2	4,900	0.39	19	21	2,000	0.4	7.1

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	34	PRESS RELEASE

Silver Mineral Resources[1,3,6,7,8,9]

As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]

		Ag	Contained		Ag	Contained			Ag	Contained
	Tonnes	Grade	Ag	Tonnes	Grade	Ag	Contained Ag	Tonnes	Grade	Ag

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0017	—	—	—

Bulyanhulu underground	3.5	6.91	0.78	25	6.36	5.2	6.0	17	7.4	4.0

Bulyanhulu (84.00%) total	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

AFRICA AND MIDDLE EAST TOTAL	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	50	12.01	19	190	11.74	72	92	4.8	8.1	1.2

Veladero surface (50.00%)	22	13.90	9.7	110	13.95	47	57	18	15	8.7

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.95	120	1,800	14.41	820	940	410	2.3	30

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

NORTH AMERICA TOTAL	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

TOTAL	310	11.84	120	2,000	13.32	870	990	450	2.7	39

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	35	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2023				2022

Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0088	5.89	0.0017	84.00%	—	—	—

Bulyanhulu underground	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7

Bulyanhulu Total	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7

Jabal Sayid surface	50.00%	0.064	0.38	0.00078	50.00%	0.069	0.34	0.00076

Jabal Sayid underground	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13

Jabal Sayid Total	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13

Kibali surface	45.00%	24	2.05	1.6	45.00%	20	2.16	1.4

Kibali underground	45.00%	24	4.10	3.1	45.00%	23	4.21	3.2

Kibali Total	45.00%	47	3.07	4.7	45.00%	44	3.26	4.6

Loulo-Gounkoto surface	80.00%	24	2.84	2.1	80.00%	25	2.65	2.2

Loulo-Gounkoto underground	80.00%	33	4.81	5.1	80.00%	28	4.98	4.5

Loulo-Gounkoto Total	80.00%	57	3.99	7.2	80.00%	54	3.87	6.7

North Mara surface	84.00%	30	1.90	1.8	84.00%	29	2.06	2.0

North Mara underground	84.00%	9.3	3.60	1.1	84.00%	9.5	3.43	1.0

North Mara Total	84.00%	39	2.30	2.9	84.00%	39	2.40	3.0

Tongon surface	89.70%	5.5	1.98	0.35	89.70%	7.8	2.25	0.56

AFRICA AND MIDDLE EAST TOTAL		180	3.24	19		170	3.22	18

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	5.0	3.55	0.57

Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	2.9	6.96	0.65

Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	7.9	4.81	1.2

Pueblo Viejo surface	60.00%	170	2.14	12	60.00%	170	2.19	12

Veladero surface	50.00%	89	0.70	2.0	50.00%	85	0.71	1.9

LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.96	27		870	0.97	27

NORTH AMERICA

Carlin surface	61.50%	65	2.39	5.0	61.50%	73	2.27	5.4

Carlin underground	61.50%	17	8.34	4.6	61.50%	17	8.79	4.8

Carlin Total	61.50%	82	3.64	9.7	61.50%	90	3.50	10

Cortez surface	61.50%	110	0.82	2.8	61.50%	110	0.90	3.1

Cortez underground	61.50%	27	7.27	6.3	61.50%	26	7.78	6.5

Cortez Total	61.50%	130	2.13	9.0	61.50%	130	2.26	9.6

Hemlo surface	100%	27	0.97	0.84	100%	18	1.49	0.86

Hemlo underground	100%	6.8	4.12	0.90	100%	5.1	4.88	0.81

Hemlo Total	100%	34	1.60	1.7	100%	23	2.25	1.7

Phoenix surface	61.50%	100	0.58	1.9	61.50%	100	0.59	2.0

Turquoise Ridge surface	61.50%	22	2.36	1.7	61.50%	11	2.27	0.77

Turquoise Ridge underground	61.50%	20	10.66	6.9	61.50%	23	9.82	7.2

Turquoise Ridge Total	61.50%	43	6.29	8.6	61.50%	33	7.43	8.0

NORTH AMERICA TOTAL		390	2.45	31		380	2.54	31

TOTAL		1,400	1.65	77		1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	36	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2023 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Lead—Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. For 2022, reserves were estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculating using Antofagasta guidance and an assumed copper price of US$3.30 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2023 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.

4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s ownership interest in accordance with the Porgera Project Commencement Agreement (the “Commencement Agreement”) completed on December 10, 2023. The Commencement Agreement provided, among other things, for ownership of Porgera to be held in a new joint venture called New Porgera Limited, which is owned 51% by Papua New Guinea stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and accordingly Barrick has a 24.5% ownership interest in the Porgera mine. Barrick Niugini Limited has retained operatorship of the mine. For additional information, see page ## of Barrick’s Fourth Quarter and Year End Report 2023.

5.

Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see pages 41-42 of Barrick’s Third Quarter Report 2023.

6.

2023 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

7.

For 2023, mineral resources have been estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20 per pound. For 2022, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2022 were calculated using Antofagasta guidance and an assumed copper price of US$3.75.

8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

9.	Mineral resources are reported inclusive of mineral reserves.

10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

11.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2023	37	PRESS RELEASE

Shares Listed

GOLD The New York Stock Exchange

ABX The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

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Canada

or

Equiniti Trust Company, LLC

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USA

Telephone: +1 416 682 3860

Fax: +1 514 985 8843

Toll Free (North America)

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquires@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “commitment” “opportunities”, “foundation”, “guidance”, “project”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and our five and ten-year production profiles for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including annual production expectations from Pueblo Viejo, Goldrush and Lumwana and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; targeted first production for the Reko Diq project; the resumption of operations at the Porgera mine and expected restart of mining and processing in the first quarter of 2024; our pipeline of high confidence projects at or near existing operations, including Fourmile and Robertson; the potential to extend Veladero’s life of mine through the Phase 7B and Phase 8 leach pad projects; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s ability to further extend the life of mine through the development of a Super Pit, targeted timing for construction and first production and the estimated capital costs; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, employment and procurement initiatives, climate change and biodiversity initiatives; the potential to transform Buzwagi into a Special Economic Zone; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.